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                             April 9, 2024

       Lingyi Kong
       Chief Executive Officer
       Erayak Power Solution Group Inc.
       No. 528, 4th Avenue
       Binhai Industrial Park
       Wenzhou, Zhejiang Province
       People   s Republic of China 325025

                                                        Re: Erayak Power
Solution Group Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed March 28,
2024
                                                            File No. 333-278347

       Dear Lingyi Kong:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-3 filed March 28, 2024

       Information Incorporated by Reference, page 71

   1. Please revise this section to include the language required by Item 6(b) of Form F-3.
       General

   2. We note you incorporated consolidated financial statements for the years ended December
                                                        31, 2022 and 2021 into
this F-3. Please note that per Item 8.A.4 of Form 20-F, the last year of audited
financial statements may not be older than 15 months at the time of the offering or listing.
Accordingly, please update your financial statements.
 Lingyi Kong
FirstName   LastNameLingyi  Kong
Erayak Power   Solution Group Inc.
Comapany
April       NameErayak Power Solution Group Inc.
       9, 2024
April 29, 2024 Page 2
Page
FirstName LastName
3. Your fee table, prospectus and legal opinions must cover each security and transaction you intend to register. Your prospectus cover page refers to share purchase contracts and units, which are not in your fee table. Additionally, your legal opinions refer only to issuances of shares and debt securities but none of the other securities in your prospectus or fee table. Please revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      William Rosenstadt